EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Mississippi Chemical Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-38619) on Form S-3 and (Nos. 333-36998 and 333-56726) on Form S-8 of Mississippi Chemical Corporation of our report dated September 3, 2004, with respect to the consolidated balance sheets of Mississippi Chemical Corporation and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for each of the years in the three-year period ended June 30, 2004, which report appears in the June 30, 2004, annual report on Form 10-K of Mississippi Chemical Corporation.

Our report dated September 3, 2004, contains an explanatory paragraph that states that the Company's recurring losses and insufficient liquidity has resulted in Mississippi Chemical Corporation and nine of its subsidiaries filing voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code on May 15, 2003. On July 1, 2004, the Company obtained replacement debtor-in-possession financing (see note 7 of the 2004 consolidated financial statements), and on September 2, 2004, the Company filed an amended plan of reorganization with the U. S. Bankruptcy Court; however, there can be no assurance that this replacement debtor-in-possession financing will be adequate to meet the Company's cash flow requirements or that the Company's plan of reorganization will be approved or confirmed by the Bankruptcy Court or other interested parties. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ KPMG LLP

Jackson, Mississippi
September 27, 2004